FORM 6-K

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Issuer
May 21, 2007

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

Commission file number:  333-14278

WIMM-BILL-DANN FOODS OJSC
(Exact name of Registrant as specified in its charter)

Russian Federation
(Jurisdiction of incorporation or organization)

16, Yauzsky Boulevard
Moscow 109028
Russian Federation
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒     Form 40-F  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐     No  ☒

Wimm-Bill-Dann Foods Open Joint Stock Company [“WBD Foods” or the “Company”] hereby submits the materials to be provided to security holders in connection with annual general shareholders’ meeting to be held on June 27, 2007.

Wimm-Bill-Dann Foods Open Joint Stock Company (hereinafter the “Company” or “WBD Foods OJSC”), located at: 16/15, Yauzsky blvd., room 306, Moscow 109028, Russian Federation, hereby notifies the shareholders of WBD Foods OJSC of an annual general meeting of shareholders of WBD Foods OJSC (the “Meeting”) to be held on June 27, 2007 in the form of a meeting (joint presence of shareholders or their authorized representatives to discuss the agenda items and decision-taking on the issues put to a voting).

Agenda of the General Meeting of Shareholders:

•                  Election of the members of the Counting Commission of WBD Foods OJSC.

•                  Approval of the Annual Report of WBD Foods OJSC.

•                  Approval of the Annual financial statements, including the income statement (profit and loss accounts) of WBD Foods OJSC.

•                  Distribution of the Company’s profit (including payment/declaration of dividends) and losses of the Company.

•                  Approval of the Company’s auditor for 2007.

•                  Election of the members of the Company’s Board of Directors.

•                  Election of the members of the Company’s Auditing Commission.

Time of the Meeting: registration of shareholders starts at 10:00 a.m. Moscow time; meeting starts at 11:15 a.m. Moscow time.

Date of preparation of the list of persons entitled to participate in the Meeting: May 15, 2007 (at the end of the registrar’s business day).

Registration of shareholders (or their representatives) to participate in the Meeting will be held on the date of the Meeting, from 10:00 a.m. Moscow time at the Company’s location.

Registrants must present documentary proof of identify, as well as documents confirming their authority: a power of attorney and/or other documents in accordance with current legislation of the Russian Federation.

Voting on agenda items will be conducted using ballots.

Shareholders of the Company may familiarize themselves with the materials to be provided to them in the course of preparation for the Meeting and obtain copies of such materials at the following address: 16/15, Yauzsky blvd., room 306, Moscow, Russian Federation, on business days from 9:00 a.m. to 4:00 p.m. Moscow time.

Board of Directors of WBD Foods OJSC

DRAFT RESOLUTIONS OF THE GENERAL MEETING OF SHAREHOLDERS OF WBD FOODS OJSC

1. On the first agenda item: “Election of members of WBD Foods OJSC Counting Commission”.

1.1. Be it resolved that WBD Foods OJSC Counting Commission be elected as follows: Limonova O. M., Mukhin M. M., Novgorodova M. A., Solntseva E. S., Tusina I. A.

2. On the second agenda item: “Ratification of WBD Foods OJSC Annual Report”.

Be it resolved:

2.1. That WBD Foods OJSC Annual Report, prepared on the basis of accounting data according to Russian standards for Y2006, be ratified.

3. On the third agenda item: “Approval of the Annual financial statements, including the income statement (profit and loss accounts) of WBD Foods OJSC”.

Be it resolved:

3.1. That Y2006 Annual financial statements, including the income statement (profit and loss accounts) of WBD Foods OJSC be ratified.

4. On the fourth agenda item: “Distribution of the profit (including payment/declaration of dividends) and losses of WBD Foods OJSC”.

Be it resolved:

4.1. The part of net profit reflected in Y2006 financial statements in accordance with Russian standards, in the amount of 10 852 382 RUR 65 kop. be transferred to the reserve fund.

4.2. Upon Y2006 financial year results dividends payment on WBD Foods OJSC ordinary nominal shares be announced, in the dividend amount of 3 (three) rubles 18 kopecks per 1 ordinary nominal share.

4.3. That the following terms and conditions of dividends payment (announcement) be set:

4.3.1. Method of dividends payment: cash;

4.3.2. Term of dividend payment: term of dividend payment should not exceed 60 days from the date of GSM approval of dividends payment;

4.3.3. Procedure of dividends payment:

*             dividends payment to legal entities is performed in the form of cashless settlement (at that, the date of dividend payment is considered the date of charge-off the corresponding amount from WBD Foods OJSC and payment agent’s (in case of its engagement) account);  dividends payment to individuals, upon their request, may be effected both in cash, or in the form of cashless settlement;

*             since WBD Foods OJSC is the tax agent in the course of income payment to the shareholders on  their ordinary nominal shares, the dividends are paid to the shareholders after deduction of tax and other amounts, stipulated by the Russian Federation legislation, retained.

5. On the fifth agenda item: “Approval of WBD Foods OJSC auditor for Y2007”.

5.1. For the purposes of verifying the financial and business activities of WBD Foods, in accordance with legal acts of the Russian Federation, be it resolved to approve Ernst & Young LLC as the Company’s auditor for Y2007.

6. On the sixth agenda item: “Election of the members of WBD Foods OJSC Board of Directors”.

6.1. Be it resolved that the members of WBD Foods OJSC Board of Directors be elected as follows: 1. A. M. Branis, 2. I. N. Mazalov, 3. R. A. Fil’kin; 4. S. O. Statsenko; 5. S. S. Ivashkovsky; 6. Guy de Selliers, 7. M. V. Dubinin, 8. Michael O’Neill, 9. A. S. Orlov, 10. S. A. Plastinin, 11. V. A. Tutelyan, 12. V. N. Sherbak, 13. G. A. Yushvaev; 14. D. Iakobachvili, 15. E. G. Yassin, 16. E. Linwood (Tip) Tipton, 17.I.V. Kostikov; B. I. Notkin; 19. V. G. Skopinov, 20. J. Vincent.

7. On the seventh agenda item: “Election of the members of WBD Foods OJSC Auditing Commission”.

7.1. Be it resolved that the members of WBD Foods OJSC Auditing Commission be elected as follows:

I. N. Ieshkina, O. S. Ivanova, N. N. Kolesnikova, V. V. Dzhemelinskaya, A. A. Davidiuk, T. A. Nazarova, L. M. Gavrilenko.

Information on candidates for the Counting Commission of WBD Foods OJSC٭

1. Solntseva, Evgeniya Solomonovna

Position in the issuing company: Head of the Department of Securities Registration and Records of Shareholder Rights

Positions in other organizations:

Organization	Position
Wimm-Bill-Dann OJSC	Chief Securities Specialist

No shareholding in the equity capital of the Issuer or its affiliates

2. Tyusina, Irina Anatolievna

Position in the issuing company: Senior Specialist of the Department of Securities Registration and Records of Shareholder Rights

Positions in other organizations:

Organization	Position
Wimm-Bill-Dann OJSC	Securities Specialist
Karasuk Dairy ACJSC	Senior Securities Specialist

No shareholding in the equity capital of the Issuer or its affiliates

3. Novgorodova, Marina Alexandrovna

Position in the issuing company: Lead Manager of the Board of Directors Administration

Positions in other organizations: none

No shareholding in the equity capital of the Issuer or its affiliates

4. Mukhin, Mikhail  Mikhailovich

Position in the issuing company: Legal Consultant

Positions in other organizations: none

No shareholding in the equity capital of the Issuer or its affiliates

5. Limonova, Olga Mikhailovna

Position in the issuing company: Senior Specialist of the Department of Securities Registration and Records of Shareholder Rights

Positions in other organizations: none

No shareholding in the equity capital of the Issuer or its affiliates

Information on candidates for the Board of Directors of WBD Foods OJSC٭

1. de Selliers, Guy

Position in the issuing company: Member of the Board of Directors

Positions in other organizations:

Organization	Position
HB Advisers (UK)	Chairman
Shatura Furniture OJSC	Member of the Board of Directors
Norilsk Nickel OJSC	Member of the Board of Directors
Solvey S.A.	Member of the Board of Directors
Partners in Hope	Chairman of the Board of Trustees
Allied Resources Inc.	Member of the Board of Directors
Apprion Group, Ltd	Chairman

No shareholding in the equity capital of the Issuer or its affiliates

2. Dubinin, Mikhail Vladimirovich

Position in the issuing company: Member of the Board of Directors

Positions in other organizations:

Organization	Position
“Istra Springs” LLC	Member of the Board of Directors
“Nadezhny fundament” LLC	Member of the Board of Directors
“Petri-trade” LLC	Member of the Board of Directors
“Cliff-Real Estate” LLC	Member of the Board of Directors
Non-commercial partnership “Benelux Residence”	Member of the Management Board
Non-commercial organization «International community Council on “Golden Falcon” order awarding”	Member of the Board of Directors

Shareholding in the Issuer’s equity capital (excluding GDRs owned by the candidate): 4,11%

Shareholding in the Issuer’s affiliates: none

3. O’Neill, Michael

Position in the issuing company: Member of the Board of Directors

Positions in other organizations:

Organization	Position
The Coca-Cola Icecek, Turkey	Member of the Management Board
Efes Breweries International	Member of the Board of Directors

No shareholding in the equity capital of the Issuer or its affiliates

4. Orlov, Aleksandr Sergeevich

Position in the issuing company: Member of the Board of Directors

Positions in other organizations:

Organization	Position
Buryn Powder Milk Plant OJSC	Member of the Board of Directors
Baby Food Dairy Plant OJSC	Member of the Board of Directors
Wimm-Bill-Dann Ukraine OJSC	Member of the Supervisory Board
Non-commercial partnership “Benelux Residence”	Member of the Management Board

Shareholding in the Issuer’s equity capital (excluding GDRs owned by the candidate): 2,49%

Shareholding in the Issuer’s affiliates: none

5. Plastinin, Sergei Arkadievich

Position in the issuing company: Member of the Board of Directors

Positions in other organizations:

Organization	Position
Wimm-Bill-Dann Beverages OJSC	Member of the Board of Directors
Timashevsk Dairy Plant OJSC	Member of the Board of Directors
Vladivostok Dairy Plant OJSC	Member of the Board of Directors
Wimm-Bill-Dann Ukraine OJSC	Member of the Supervisory Board
Bishkeksut OJSC	Member of the Board of Directors
Karasuk Milk ACJSC	Member of the Board of Directors
Gulkevichi Creamery CJSC	Member of the Board of Directors
Taly Enterprises Limited	Director
Lendero Limited	Director

Shareholding in the Issuer’s equity capital (excluding GDRs owned by the candidate): 6,14%

Shareholding in the Issuer’s affiliates: none

6. Tutelyan, Viktor Aleksandrovich

Position in the issuing company: Member of the Board of Directors

Positions in other organizations:

Organization	Position
Institute of Nutrition of the Russian Academy of Medical Sciences	Director

No shareholding in the equity capital of the Issuer or its affiliates

7. Sherbak, Vladimir Nikolaevich

Position in the issuing company: Member of the Board of Directors

Positions in other organizations:

Organization	Position
Joint-Stock Commercial Bank “Tusar”	Chairman of the Board of Directors

No shareholding in the equity capital of the Issuer or its affiliates

8. Yushvaev, Gavril Abramovich

Position in the issuing company: Member of the Board of Directors

Positions in other organizations:

Organization	Position
“RusAgroProject” CJSC	President, Member of the Board of Directors
“Agrocomplex Gorki-2” CJSC	Member of the Board of Directors
Cattle farm “Naroosanovsky” CJSC	Member of the Board of Directors
Mill Plant #4 OJSC	Member of the Board of Directors
Eisk Port Elevator OJSC	Member of the Board of Directors

Shareholding in the Issuer’s equity capital (excluding GDRs owned by the candidate): 17,13%

Shareholding in the Issuer’s affiliates: none

9. Iakobachvili, David

Position in the issuing company: Chairman of the Board of Directors

Positions in other organizations:

Organization	Position
Wimm-Bill-Dann OJSC	Chairman of the Board of Directors
Baby Food Dairy Plant OJSC	Chairman of the Board of Directors
Vladivostok Dairy OJSC	Member of the Board of Directors
Wimm-Bill-Dann Ukraine OJSC	Chairman of the Supervisory Board
Bishkeksut OJSC	Member of the Board of Directors
Timashevsk Dairy Plant OJSC	Member of the Board of Directors
Wimm-Bill-Dann Beverages OJSC	Member of the Board of Directors
Airport Financial Services Limited	Director
Metelitsa-Club CJSC	Member of the Board of Directors
Gulkevichi Creamery CJSC	Member of the Board of Directors
“RusAgroProject” CJSC	Member of the Board of Directors

“Agrocomplex Gorki-2” CJSC	Member of the Board of Directors
“Shikhan” OJSC (nonalcoholic brew plant)	Member of the Board of Directors
Mill Plant #4 OJSC	Member of the Board of Directors
Eisk Port Elevator OJSC	Member of the Board of Directors

Shareholding in the Issuer’s equity capital (excluding GDRs owned by the candidate): 8,33%

Shareholding in the Issuer’s affiliates: none

10. Yassin, Evgeny Grigorievich

Position in the issuing company: Member of the Board of Directors

Positions in other organizations:

Organization	Position
Moscow State University — Higher School of Economics	Scientific Adviser
Severstal’ — Auto	Member of the Board of Directors
“Otkrytie investitsii” OJSC	Member of the Board of Directors
“Echo of Moscow” CJSC	Member of the Board of Directors
“Expert Institute” non-state fund	President
Insurance Group “Alfainsurance”	Member of the Board of Directors

No shareholding in the equity capital of the Issuer or its affiliates

11. Tipton, E. Linwood

Position in the issuing company: Member of the Board of Directors

Positions in other organizations: none

No shareholding in the equity capital of the Issuer or its affiliates

12. Branis, Alexander Markovich

Position in the issuing company: none

Positions in other organizations:

Organization	Position
“Prosperity Capital Management Ltd.”, Moscow office	Director

No shareholding in the equity capital of the Issuer or its affiliates

13. Mazalov, Ivan Nikolaevich

Position in the issuing company: none

Positions in other organizations:

Organization	Position
“Prosperity Capital Management Ltd.”, Moscow office	Director

No shareholding in the equity capital of the Issuer or its affiliates

14. Fil’kin, Roman Alexeevich

Position in the issuing company: none

Positions in other organizations:

Organization	Position
“Prosperity Capital Management Ltd.”, Moscow office	Director

No shareholding in the equity capital of the Issuer or its affiliates

15. Statsenko, Sergei Olegovich

Position in the issuing company: none

Positions in other organizations:

Organization	Position
“Prosperity Capital Management Ltd.”, Moscow office	Director

No shareholding in the equity capital of the Issuer or its affiliates

16. Ivashkovsky, Sergei Stanislavovich

Position in the issuing company: none

Positions in other organizations:

Organization	Position
“Prosperity Capital Management Ltd.”, Moscow office	Director

No shareholding in the equity capital of the Issuer or its affiliates

17. Kostikov, Igor Vladimirovich

Position in the issuing company: none

Positions in other organizations:

Organization	Position
Institute of International Economics and Foreign Affairs, RSA	Chief Research Officer

No shareholding in the equity capital of the Issuer or its affiliates

18. Notkin, Boris Isaevich

Position in the issuing company: none

Positions in other organizations:

Organization	Position
TV-Center OJSC	TV-program Chief

No shareholding in the equity capital of the Issuer or its affiliates

19. Skopinov, Victor Grigorievich

Position in the issuing company: none

Positions in other organizations:

Organization	Position
Moscow Bakery & Confectionery Plant “Kolomenskoye” OJSC	Deputy Director

No shareholding in the equity capital of the Issuer or its affiliates

20. Vincent, Jacques

Position in the issuing company: none

Positions in other organizations:

Organization	Position
Groupe Danone	Vice-President, authorized CEO

No shareholding in the equity capital of the Issuer or its affiliates

Information on candidates for the Auditing Commission of WBD Foods OJSC٭

1. Gavrilenko, Lesya Mikhailovna

Position in the issuing company:

Lead Auditor of WBD Foods OJSC Internal Audit Service

Positions in other organizations: none

No shareholding in the equity capital of the Issuer or its affiliates

2. Davidiuk, Alexander Anatolievich

Position in the issuing company:

Analyst of WBD Foods OJSC Internal Audit Service

Positions in other organizations: none

No shareholding in the equity capital of the Issuer or its affiliates

3. Dzhemelinskaya, Victoria Valerievna

Position in the issuing company:

Analyst of WBD Foods OJSC Internal Audit Service

Positions in other organizations: none

No shareholding in the equity capital of the Issuer or its affiliates

4. Ieshkina, Irina Nikolaevna

Position in the issuing company:

Head of WBD Foods OJSC Internal Audit Service

Positions in other organizations: none

No shareholding in the equity capital of the Issuer or its affiliates

5. Ivanova, Olga Sergeevna

Position in the issuing company:

Auditor-Analyst of WBD Foods OJSC Internal Audit Service

Positions in other organizations: none

No shareholding in the equity capital of the Issuer or its affiliates

6. Kolesnikova, Natalya Nikolaevna

Position in the issuing company:

 Internal Auditor of WBD Foods OJSC Internal Audit Service

Positions in other organizations: none

No shareholding in the equity capital of the Issuer or its affiliates

7. Nazarova, Tatiana Anatolievna

Position in the issuing company:

Auditor-Analyst of WBD Foods OJSC Internal Audit Service

Positions in other organizations: none

No shareholding in the equity capital of the Issuer or its affiliates

*Information on the candidates is submitted as of May 04,2007

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

WIMM-BILL-DANN FOODS OJSC

By:	/s/ Dmitry A. Anisimov
Name:	Dmitry A. Anisimov
Title:	Chief Financial Officer
Wimm-Bill-Dann Foods OJSC

Date:      May 21, 2007